United States Gasoline Fund, LP

1850 Mt. Diablo Boulevard, Suite 640

Walnut Creek, California 94596

January 25, 2023

VIA EDGAR

Eric Envall

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	United States Gasoline Fund, LP
Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-268248) filed on January 20, 2023 (the “Registration Statement”)

Dear Mr. Envall:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, United States Gasoline Fund, LP (the “Fund”) hereby respectfully requests that the Registration Statement be declared effective on Friday, January 27, 2023, at 4:00 p.m. ET, or as soon thereafter as practicable.

Please contact Owen Pinkerton of Eversheds Sutherland (US) LLP, counsel to the Fund, at 202-383-0262 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

United States Gasoline Fund, LP

By:	United States Commodity Funds LLC, its general partner

By:	/s/ Daphne G. Frydman
Daphne G. Frydman
General Counsel